SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                09 October 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 09 October 2007 re: 'Holding(s) in Company'




TR-1: Notification of major interests in shares

+---------------------------------------------+-------------------------------+
|1. Identity of the issuer or the underlying  |    Lloyds TSB Group PLC       |
|issuer of existing shares to which voting    |                               |
|rights are attached:                         |                               |
+---------------------------------------------+-------------------------------+
|2. Reason for notification (yes/no)                                          |
+-----------------------------------------------------------------+-----------+
|An acquisition or disposal of voting rights                      |    YES    |
+-----------------------------------------------------------------+-----------+
|An acquisition or disposal of financial instruments which may    |           |
|result in the acquisition of shares already issued to which      |           |
|voting rights are attached                                       |           |
+-----------------------------------------------------------------+-----------+
|An event changing the breakdown of voting rights                 |           |
+-----------------------------------------------------------------+-----------+
|Other (please specify):______________                            |           |
+---------------------------------------------+-------------------+-----------+
|3. Full name of person(s) subject to the     |Legal & General Group Plc (L&G)|
|notification obligation:                     |                               |
+---------------------------------------------+-------------------------------+
|4. Full name of shareholder(s) (if different |   Legal & General Assurance   |
|from 3.):                                    | (Pensions Management) Limited |
|                                             |             (PMC)             |
+---------------------------------------------+-------------------------------+
|5. Date of the transaction (and date on which|        01 October 2007        |
|the threshold is crossed or reached if       |                               |
|different):                                  |                               |
+---------------------------------------------+-------------------------------+
|6. Date on which issuer notified:            |        04 October 2007        |
+---------------------------------------------+-------------------------------+
|7. Threshold(s) that is/are crossed or       |      From 3% - 4% (L&G)       |
|reached:                                     |                               |
+---------------------------------------------+-------------------+-----------+

+-----------------------------------------------------------------------------+
|8. Notified details:
+------------------------------------------------------------------------------



+-------------------------------------------------------------------------------------------+
|A: Voting rights attached to shares                                                        |
+----------+-----------------------+--------------------------------------------------------+
|Class/    |Situation previous     |Resulting situation after the triggering                |
|type of   |to the Triggering      |transaction                                             |
|shares    |transaction            |                                                        |
|          |                       |                                                        |
|if        +-----------+-----------+------------+----------------------+--------------------+
|possible  |Number of  |Number of  |Number of   |Number of voting      |% of voting rights  |
|using     |Shares     |Voting     |shares      |rights                |                    |
|the ISIN  |           |Rights     |            |                      |                    |
|CODE      |           |           +------------+------------+---------+---------+----------+
|          |           |           |Direct      |Direct      |Indirect |Direct   |Indirect  |
|          |           |           |            |            |         |         |          |
+----------+-----------+-----------+------------+------------+---------+---------+----------+
|ORD       |203,071,629|203,071,629|232,229,960 |232,229,960 |         |4.11     |          |
|GBP 0.25  |           |           |            |            |         |         |          |
+----------+-----------+-----------+------------+------------+---------+---------+----------+


+------------------------------------------------------------------------------+
|B: Financial Instruments                                                      |
+------------------------------------------------------------------------------+
|Resulting situation after the triggering transaction                          |
+---------------+-----------+------------------+-------------------+-----------+
|Type of        |Expiration |Exercise/         |Number of voting   |% of voting|
|financial      |date       |Conversion Period/|rights that may be |rights     |
|instrument     |           |Date              |acquired if the    |           |
|               |           |                  |instrument is      |           |
|               |           |                  |exercised/         |           |
|               |           |                  |converted.         |           |
+---------------+-----------+------------------+-------------------+-----------+
|               |           |                  |                   |           |
+---------------+-----------+------------------+-------------------+-----------+

+-----------------------------------------------------------------------------+
|Total (A+B)                                                                  |
+-------------------------------------+---------------------------------------+
|Number of voting rights              |% of voting rights                     |
+-------------------------------------+---------------------------------------+
|232,229,960                          |4.11                                   |
+-------------------------------------+---------------------------------------+




+-----------------------------------------------------------------------------+
|9. Chain of controlled undertakings through which the voting rights and/or   |
|the financial instruments are effectively held, if applicable:               |
+-----------------------------------------------------------------------------+
|Legal & General Group Plc (Direct and Indirect)                              |
|(Group)                                                                      |
|                                                                             |
|Legal & General Investment Management (Holdings)                             |
|Limited (LGIMH) (Direct and Indirect)                                        |
|                                                                             |
|Legal & General Investment Management Limited (Indirect) (LGIM)              |
|                                                                             |
|      Legal & General Group Plc (Direct) (L&G) (232,229,960 - 4.11% = LGAS,  |
|      LGPL & PMC)                                                            |
|                                                                             |
|Legal & General Investment Management     Legal & General Insurance Holdings |
|(Holdings) Limited (Direct) (LGIMHD)      Limited (Direct) (LGIH)            |
|(199,764,975 - 3.53% = PMC)                                                  |
|                                                                             |
|Legal & General Assurance (Pensions       Legal & General Assurance Society  |
|Management) Limited (PMC) (199,764,975    Limited (LGAS & LGPL)              |
| - 3.53% = PMC)                                                              |
|                                          Legal & General Pensions Limited   |
|                                          (Direct) (LGPL)                    |
+-----------------------------------------------------------------------------+

+-----------------------------------------------------------------------------+
|Proxy Voting:                                                                |
+------------------------------------------------+----------------------------+
|10. Name of the proxy holder:                   |            N/A             |
+------------------------------------------------+----------------------------+
|11. Number of voting rights proxy holder will   |            N/A             |
|cease to hold:                                  |                            |
+------------------------------------------------+----------------------------+
|12. Date on which proxy holder will cease to    |            N/A             |
|hold voting rights:                             |                            |
+------------------------------------------------+----------------------------+

+--------------------------------+--------------------------------------------+
|  13. Additional information:   | Notification using the total voting rights |
|                                |            figure of 5,644,252,511         |
|                                |                                            |
|                                |   Please note this notification has been   |
|                                |     delayed due to the large number of     |
|                                |disclosures required following a substantial|
|                                |amount of new business which has come to us |
|                                |   in the form of an in-specie transfer.    |
+--------------------------------+--------------------------------------------+
|14. Contact name:               |             Helen Lewis (LGIM)             |
+--------------------------------+--------------------------------------------+
|15. Contact telephone number:   |               020 3124 3851                |
+--------------------------------+--------------------------------------------+


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     09 October 2007